Exhibit 99.1

Swvl Regains Compliance with Nasdaq Continued Listing Requirements

DUBAI, United Arab Emirates, April 20, 2026 (GLOBE NEWSWIRE) – Swvl Holdings Corp (“Swvl” or the “Company”) (Nasdaq: SWVL), a leading provider of technology-enabled mass mobility solutions for enterprises and governments, today announced that it has received a letter from the staff (the “Staff”) of the Nasdaq Stock Market LLC (“Nasdaq”) informing the Company that it has regained compliance with Nasdaq Listing Rules 5550(b)(1) and 5550(b)(3), which require the Company to maintain a minimum stockholders’ equity of $2.5 million (the “Equity Standard”) and net income of $500,000 from continuing operations (the “Net Income Standard”), respectively.

As previously announced, on October 31, 2025, the Company received a notice from Nasdaq advising the Company that it was not in compliance with Rule 5550(b)(2), requiring companies listed on the Nasdaq Capital Market to maintain a minimum market value of publicly held shares of $35 million, nor it was in compliance with Nasdaq Listing Rules 5550(b)(1) and 5550(b)(2). In accordance with Nasdaq Listing Rule 5810(c)(3)(C), the Company was granted a period of 180 calendar days, or until April 29, 2026, to regain compliance.

Based on the Company’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission on April 20, 2026, the Company reported stockholder’s equity of $2.9 million and net income of $1.3 million as of and for the year ended December 31, 2025. As a result, the Staff has determined that the Company has regained compliance with each of the Equity Standard and the Net Income Standard, and the matter is now closed.

About Swvl

Swvl Holdings Corp (NASDAQ: SWVL), is a leading provider of technology-driven mobility solutions for enterprises and governments. Its platform leverages real-time data, adaptive networks, and advanced technology to deliver safer, more reliable, and sustainable transportation solutions. Swvl serves corporate clients, government institutions, schools, and healthcare providers across Egypt, the Kingdom of Saudi Arabia, the UAE, Kuwait, and the United Kingdom. For more information, visit www.swvl.com.

Contact:

Investor relations: ir@swvl.com

Ahmed Misbah, CFO of Swvl: ahmed.misbah@swvl.com